Delisting Determination,The Nasdaq Stock Market, LLC,
July 9, 2013, Central European Distribution Corporation.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Central European Distribution Corporation
(the Company), effective at the opening of the trading session on July 19, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5620(a) and 5620(b).
The Company was notified of the Staffs
determination on January 2, 2013. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated April 10, 2013, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on April 12, 2013.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on May 28, 2013.